UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cyteir Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

23284P103
(CUSIP Number)

November 2, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 23284P103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hedgehog Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,099,882 Common Shares
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,099,882 Common Shares
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,099,882 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON (see instructions) OO

Page 2 of 8 pages

CUSIP No. 23284P103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hold River LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 114,036 Common Shares
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 114,036 Common Shares
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,036 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (see instructions) OO

Page 3 of 8 pages

CUSIP No. 23284P103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David T. Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,213,918 Common Shares*
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,213,918 Common Shares*
	8	SHARED DISPOSITIVE POWER

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,213,918 Common Shares

*2,099,882 Common Shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 114,036 Common Shares are owned by Hold River LLC. David T. Lu managing member of Hold River LLC has sole dispositive and voting power over these shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% **
12	TYPE OF REPORTING PERSON (see instructions) IN **The percentages used herein are calculated based upon 36,180,369 outstanding shares.

Page 4 of 8 pages

Item 1(a).	Name of Issuer:

Cyteir Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

99 Hayden Avenue, Building B. Suite 450 Lexington, MA 02421

Item 2(a).	Name of Person Filing:

(1)    Hedgehog Capital LLC

(2)    Hold River LLC

(3)    David T. Lu

David T. Lu is the managing member of Hedgehog Capital LLC and has sole voting and dispositive power with respect to shares owned by Hedgehog Capital LLC. David T. Lu is the managing member of Hold River LLC and has sole voting and dispositive power with respect to shares owned by Hold River LLC. David T. Lu is the managing member of Hedonic Capital LLC and has sole voting and dispositive power with respect to shares owned by Hedonic Capital LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1117 E. Putnam Ave. #320 Riverside, CT 06878

Item 2(c).	Citizenship:

(1) DE (2) DE (3) USA

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number: 23284P103

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 5 of 8 pages

Item 4.	Ownership.
Hedgehog Capital LLC
	(a)	Amount Beneficially Owned:		2,099,882 Common Shares;

	(b)	Percent of Class:		5.8% Common Shares**;

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	2,099,882 Common Shares;
		(ii)	shared power to vote or to direct the vote:
		(iii)	sole power to dispose or to direct the disposition of:	2,099,882 Common Shares;
		(iv)	shared power to dispose or to direct the disposition of:

Hold River LLC
(a)	Amount Beneficially Owned:		114,036 Common Shares;

(b)	Percent of Class:		0.3% Common Shares**;

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	114,036 Common Shares;
	(ii)	shared power to vote or to direct the vote:
	(iii)	sole power to dispose or to direct the disposition of:	114,036 Common Shares;
	(iv)	shared power to dispose or to direct the disposition of:

David T. Lu
(a)	Amount Beneficially Owned:		2,213,918 Common Shares*;

(b)	Percent of Class:		6.1% Common Shares**;

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	2,213,918 Common Shares*;
	(ii)	shared power to vote or to direct the vote:
	(iii)	sole power to dispose or to direct the disposition of:	2,213,918 Common Shares*;
	(iv)	shared power to dispose or to direct the disposition of:

*2,099,882 Common Shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 114,036 Common Shares are owned by Hold River LLC. David T. Lu managing member of Hold River LLC has sole dispositive and voting power over these shares.

**The percentages used herein are calculated based upon 36,180,369 outstanding shares.

Page 6 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2023
Date

/s/ Hedgehog Capital LLC by David T. Lu
Signature

David T. Lu, Managing Member
Name/Title

/s/ David T. Lu
Signature

David T. Lu
Name/Title

Page 8 of 8 pages